                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO.2

                             ----------------------

                         KONTRON MOBILE COMPUTING, INC.
                            (Name of Subject Company)

                         KONTRON MOBILE COMPUTING, INC.
                        (Name of Person Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                             ----------------------

                                   749413 10 0

                      (CUSIP Number of Class of Securities)

                             ----------------------

                                 THOMAS SPARRVIK
                               7631 ANAGRAM DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 974-7000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             ----------------------

                                   Copies to:

                                  JOHN H. STOUT
                                 BARBARA MULLER
                            FREDRIKSON & BYRON, P.A.
                              4000 PILLSBURY CENTER
                             200 SOUTH SIXTH STREET
                           MINNEAPOLIS, MN 55402-1425
                               TEL: (612) 492-7000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

      This Amendment No.2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on June 21, 2004 (the "Schedule 14D-9"), as amended by Amendment No. 1 to Schedule 14D-9 as filed on July 9, 2004, by Kontron Mobile Computing, Inc., a Minnesota company ("Kontron Mobile" or "the Company"), with regard to the tender offer by KAC Acquisition Corp., a Minnesota corporation ("KAC") and a wholly owned subsidiary of Kontron AG, a business entity organized under German law ("Kontron AG"). On June 15, 2004. KAC and Kontron AG filed with the SEC a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") pursuant to which they offer to pay $0.55 per share of the Company's outstanding common stock, upon the terms and subject to the conditions set forth in the Schedule TO. This Schedule TO was amended by Schedule TO Amendment No. 1 dated June 18, 2004, Schedule TO Amendment No. 2 dated July 9, 2004, and Schedule TO Amendment No.3 dated July 15, 2004.

      The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM  4. THE SOLICITATION OR RECOMMENDATION.

NO RECOMMENDATION

      For the reasons set forth below, the Special Committee, acting on behalf of the Company, has determined to remain neutral and make no recommendation with respect to the Offer. The Special Committee believes that each holder of Kontron Mobile Common Stock should make his, her or its own decision regarding the tender of the holder's shares, based on all the information available to such holder, including the factors considered by the Special Committee described later in this Statement. The same is true for holders who do not tender their shares, or who tender and subsequently withdraw their shares, as to whether to exercise statutory dissenters' rights if KAC completes the Offer and proceeds with the Merger.

BACKGROUND OF THE OFFER

      The information set forth in the Offer to Purchase under the heading "Special Factors; Development of the Offer" is incorporated herein by reference.

      In addition, the following information is provided:

      At a meeting on September 29, 2003, the Company's board of directors considered a letter dated September 18, 2003 from the board of directors of Kontron AG, offering to acquire "all remaining outstanding Kontron Mobile Computing shares at a price of $0.45 per share" (the "45 cent(s)-Offer"). The
45 cent(s)-Offer was stated to expire October 15, 2003. The Company's board of directors decided to form a Special Committee consisting of directors that were independent from both Kontron Mobile and Kontron AG to avoid any potential conflicts of interests.The board of directors decided that its chairman, David C. Malmberg, was not independent from the Company due to a consulting agreement between Mr. Malmberg and the Company from June 2, 2003 pursuant to which Mr. Malmberg provides certain advisory and consulting services to the Company. Moreover, the Company's board decided that three of its directors - Messrs. Thomas Sparvik, Pierre McMaster and Rudolf Wieczorek - were not independent from Kontron AG due to their relationships with Kontron AG and/or subsidiaries of Kontron AG as officers and/or employees. The board of directors, therefore, concluded that only two of its directors (William P. Perron and Richard L. Poss) were independent because they did not have any relationship other than their relationship as the Company's directors with either Kontron Mobile or Kontron AG and/or their affiliates, and elected Messrs. Perron and Poss as the sole members of the Special Committee.

      To further avoid any potential conflicts of interests, the Company's board of directors unanimously decided to provide the Special Committee with all of the powers and authority of the board to respond to, and take action in connection with, the 45 cent(s)-Offer and any other related matters or transactions involving Kontron AG on behalf of the Company, including by way of illustration but not limitation, the power and authority to review and evaluate the 45 cent(s)-Offer; negotiate with Kontron AG about the terms of the 45 cent(s)-Offer, and make a recommendation to the holders of Company stock whether or not to accept the 45 cent(s)-Offer, or make no recommendation, as the case may be, in all cases independent of any review, control or ratification by the Company's board of directors. The Special Committee's authority also included the authority to invoke against the Offer any defensive measures available to the Company. The Company does not have a so-called "Poison Pill," but the Special Committee, acting on behalf of the Company's board of directors, could have created such a measure to defend against the Offer if it had so decided. At no time was there any debate about, or were there questions regarding, the scope of the Special Committee's powers and authority.

      In its first meeting on September 29, 2003, the Special Committee named Mr. Perron its chair, and engaged Fredrikson & Byron, P.A. as its legal counsel. The Special Committee then discussed the history of the relationship between Kontron AG and the Company, leading up to the 45 cent(s)-Offer. The Committee authorized Mr. Perron as Committee chair to prepare with legal counsel a response to the 45 cent(s)-Offer. The Committee agreed that the response should include the legal reasons for forming the Special Committee, the duties and responsibilities of the Committee, and a discussion of alternatives available to Kontron AG to take the Company private (merger or tender offer) and of the necessary filings with the Securities and Exchange Commission. Finally, the stated deadline of October 15, 2003 would be rejected as too short. To offer the Committee sufficient time to properly discharge its responsibilities with respect to the Offer, a 90-day extension of the deadline would be proposed. The Committee also discussed whether to hire an investment banking firm to evaluate the fairness of the 45 cent(s)-Offer from a financial perspective.

      In a meeting on October 1, 2003, the Special Committee reviewed and agreed on the text of the written response to the 45 cent(s)-Offer that included the points discussed at the Committee's previous meeting. Subsequent to the meeting, that response was sent by Mr. Perron to Kontron AG. The Special Committee also revisited the subject of hiring an investment banking firm and decided not to act until Kontron AG indicated its decision to proceed.

      In its November 14 Letter, Kontron AG made a formal proposal to merge the Company with a wholly-owned Kontron AG subsidiary and reiterated its 45 cent(s)-Offer. As described in the Offer to Purchase under the heading "Special Factors; Development of the Offer", the proposal included in the November 14 Letter contained a condition that the Special Committee approve the proposal by November 30, 2003. In discussions with the Special Committee's legal counsel, representatives of Kontron AG clarified that the proposal would not be withdrawn if the Special Committee could not reach a decision on or before November 30, 2003.

      The Special Committee decided in a meeting on December 3, 2003, to issue a press release describing Kontron AG's 45 cent(s)-Offer. At the meeting, the Committee also established the compensation of the Committee members. Mr. Perron, as chair, would receive monthly compensation of $5,000, not to exceed an aggregate amount of $15,000, and Mr. Poss, as a member of the Committee, would receive monthly compensation of $3,000, not to exceed an aggregate amount of $9,000.

      In December 2003, Mr. Perron contacted various investment banking firms to obtain proposals to assist the Committee with its review and analysis of the 45 cent(s)-Offer. Three firms submitted proposals. Mr. Perron, with the assistance of the Committee's counsel, reviewed the proposals and negotiated with two of these firms.

      At its meeting on January 6, 2004, the Special Committee discussed the final proposals received from both investment banking firms. The Committee discussed the qualifications of both investment banking firms and resolved to engage Stonehill Group, LLP ("Stonehill") based upon an assessment of its capabilities, including the 35-years of investment banking experience of the proposed project leader, and the terms of its fee proposal, which the Committee believed to be more favorable to the Company than the proposal submitted by the second investment banking firm.

      In a meeting on January 8, 2004, representatives from Stonehill met with the Special Committee and its counsel to discuss the services to be provided, and a proposed timetable for a preliminary analysis of the 45 cent(s)-Offer.

      Stonehill presented preliminary results of its research and analysis of the Kontron AG offer from a financial perspective at a meeting of the Committee on January 19, 2004. Stonehill's presentation is summarized below under the heading "Analyses by the Special Committee's Financial Advisor. The Special Committee discussed Stonehill's preliminary indications. In its deliberations, the Committee took into consideration Kontron AG's earlier proposal from July 2002 to acquire the shares held by the minority shareholders at $0.65 per share, as well as the fact that in 2000, Kontron AG acquired the shares held by the Company's founders at prices between $.90 and $1.23 per share. The Committee, therefore, concluded that it was in the best interests of the minority shareholders to continue negotiations with Kontron AG to obtain a higher offer than the 45 cent(s)-Offer. The Committee further concluded from Stonehill's preliminary analyses that further financial and transactional analysis would not likely lead to Stonehill's conclusion that the 45 cent(s)-Offer was not fair to the minority shareholders from a financial point of view. The Special Committee, therefore, decided to commence negotiations with Kontron AG without requesting Stonehill to finalize an opinion as to the fairness of the 45 cent(s)-Offer from a financial point of view. The Committee did not consult with any other member of the Company's board of directors with regard to its decision not to seek a fairness opinion from Stonehill, and no board member other then the two directors forming the Special Committee had any influence on the Committee's decision not to seek a fairness opinion.

      In a letter dated January 23, 2004, Mr. Perron informed Kontron AG that the Special Committee had engaged Stonehill and asked Kontron AG to contact Stonehill to discuss the 45 cent(s)-Offer.

      At the Special Committee's meeting on February 3, 2004, Stonehill's representative reported about his discussions with Kontron AG's chief executive officer. In view of the fact that the Company had not received any inquiries from parties interested in acquiring the Company following its announcement of the 45 cent(s)-Offer in a press release on December 3, 2003, the Committee discussed the desirability of Stonehill approaching a limited number of parties who might be interested in acquiring the Company.

      In the meeting of the Special Committee held February 17, 2004, Stonehill responded to a request from Mr. Perron that it contact a shareholder of the Company who had filed a Schedule 13D on December 30, 2003 (as described in the Offer To Purchase, "Special Factors; Development of the Offer", incorporated herein by reference). Stonehill reported the shareholder's belief that the 45 cent(s)-Offer was too low, and discussed his views of the Company's prospects with Stonehill. In response to a question from Stonehill's representative, the shareholder indicated that he was not interested in acquiring either the Company or the minority shares that Kontron AG was proposing to purchase. At the meeting, the Special Committee also reiterated its view concerning the desirability of approaching third parties that might be interested in the acquisition of the Company or the minority shares, and directed Stonehill to identify and contact such parties.

      The Special Committee held another meeting on February 27, 2004. Stonehill reported that one of the companies it had contacted had expressed an interest in the Company and had provided Stonehill with a draft of a confidentiality agreement. The Special Committee members authorized the execution of the confidentiality agreement subject to review by counsel. The Special Committee authorized Stonehill to engage in discussions with the interested company, and to continue the limited market check.

      Representatives of the interested party subsequently visited with representatives of the Company and performed initial due diligence. However, no substantive negotiations resulted. None of the other ten parties contacted by Stonehill expressed interest in acquiring the Company or the minority shares.

      During its meeting on March 31, 2004, the Special Committee discussed how to respond to the letter from Kontron AG, dated March 31, which in turn responded to Mr. Perron's letter of March 19. Mr. Perron's March 19 letter had encouraged Kontron AG to approach the Company's shareholders with an offer above $0.45 per share. During its meeting on March 31, the Committee contacted Kontron AG's legal counsel to discuss the Committee's reasons for asserting that Kontron AG's offer price should be higher than $0.45 per share. In the discussion with Kontron AG's legal counsel, the Committee's chair, Mr. Perron, provided the following reasons for the Committee's position: (1) After the public announcement of the 45 cent(s)-Offer, the price paid for the Company's Common Stock in the open market had reached, and sometimes even exceeded, 45 cent(s) per share. Any shareholder who was willing to sell the Common Stock at that price, therefore, had had ample opportunity to do so. Shareholders still holding on to their shares were most likely convinced that the value of the shares exceeded 45 cent(s) and, therefore, might not be willing to accept the 45 cent(s)-Offer. (2) In July 2002, Kontron AG had offered to pay 65 cent(s) per share of Common Stock. (3) In 2000, Kontron AG had acquired shares of Common Stock from the Company's founders at prices varying from $0.90 to $1.23.

ANALYSES BY THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

      During the negotiations between the Special Committee and Kontron AG regarding a possible consensual transaction the Special Committee anticipated it might request an opinion from Stonehill regarding the fairness, from a financial point of view, of the Offer. However, as events unfolded, the Special Committee determined not to request such an opinion from Stonehill because the Committee believed that the results of Stonehill's preliminary research and analysis regarding the 45 cent(s)-Offer, combined with the Committee's knowledge of the Company's current and historical performance, provided a sufficient basis for the evaluation of the Offer. Moreover, the Committee had concluded from Stonehill's preliminary analyses that further financial and transactional analysis would not likely lead to Stonehill's conclusion that the 45 cent(s)-Offer was not fair to the minority shareholders from a financial point of view. Accordingly, Stonehill has not been asked to render, and thus has not rendered, any determination, recommendation or opinion to the Special Committee as to the fairness of the Offer from a financial point of view.

      In January 2004, the Committee asked Stonehill to perform preliminary research and assist the Committee in determining how to respond to the 45 cent(s)-Offer. The preliminary analyses described below were discussed with the Committee at a meeting on January 19, 2004, i.e. almost five months prior to the commencement of the Offer. At the time, the Committee was still negotiating with Kontron AG to enter into a consensual transaction. Stonehill's analyses were only preliminary and tentative. Stonehill's preliminary analyses were provided for the exclusive information and sole assistance of the Special Committee and in connection with its consideration of Kontron's initial 45 cent(s)-Offer. They do not constitute a recommendation to any holder of Shares regarding the tender of shares in the current 55 cent(s) Offer or, if Kontron AG proceeds with the Merger, whether to exercise statutory dissenters' rights. Had Stonehill been asked to complete its analysis and/or prepare a fairness opinion, it may not have relied on some or all of the companies or transactions identified in its preliminary research and may have identified other companies or transactions upon which it would have based any findings or conclusions. Stonehill would have performed additional research and analysis regarding the Company's likely future performance, appropriate cost of capital and long-term growth rates.

      As a part of its preliminary analysis, Stonehill considered and analyzed, among other things: (1) publicly available information concerning Kontron Mobile, including the Company's

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, other SEC filings and press releases; (2) corporate, financial and operating information respecting the business, operations and prospects of Kontron Mobile furnished to Stonehill by Kontron Mobile; (3) a comparison of the historical financial results and present financial condition of Kontron Mobile with those of selected other companies; (4) a comparison to the financial terms of certain other transactions involving other companies, (5) the trading price history of Kontron Mobile Common Stock; and (6) the history of Kontron AG's purchases of the Company's securities. In addition, Stonehill had discussions with the Company's management concerning the Company's business, its operations, assets, financial conditions and prospects.

      Stonehill assumed and relied upon the accuracy and completeness of the financial and other information provided to and used by Stonehill without assuming any responsibility for independent verification of such information and also relied upon the assurances of members of management of Kontron Mobile that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Kontron Mobile for the year 2004, Stonehill assumed, with the Special Committee's consent, that those projections were reasonably prepared on a basis reflecting their best currently available estimates and judgments of the management of Kontron Mobile as to the future financial performance of Kontron Mobile at the time of Stonehill's preliminary analysis. In performing its analyses, Stonehill conducted only a limited physical inspection of the properties and facilities of Kontron Mobile and did not make or obtain any evaluations or appraisals of the assets or liabilities of Kontron Mobile. Neither Kontron Mobile, Stonehill nor any other person assumes responsibility if the Company's future results are materially different from those discussed. Any estimates contained in these preliminary analyses are not necessarily indicative of actual values for periods subsequent to the date of Stonehill's preliminary analysis or predictive of future results or values, which may be significantly more or less favorable than those used for purposes of the analyses described below. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      The following is a brief summary of the preliminary financial analyses performed by Stonehill and presented to the Special Committee at its meeting on January 19, 2004. These analyses were only preliminary and tentative and intended solely for the purpose of assisting the Special Committee in its preliminary assessment of the reasonableness of the 45 cent(s)-Offer from a financial point of view. They have not been updated since January 19, 2004.

Guideline Companies.

      Stonehill considered and compared on a preliminary basis specific financial and operating data relating to Kontron Mobile with eleven companies that Stonehill preliminarily identified as possible comparables to Kontron Mobile based upon discussions with the Company's management and research from financial databases that took factors such as size of the other companies, status as a known competitor to Kontron Mobile, industry (computer hardware manufacturer, provider of electronic design and engineering services) into account. The guideline companies Stonehill used for its preliminary and tentative analysis were Datakey Inc., EMS Technologies, Inc., Image Systems Corp., National Datacomputer Inc., PalmOne Inc.,

Planar Systems Inc., SBS Technologies, Inc., Scan-Optics, Video Display Corp., White Electronic Designs Corp., and Xplore Technologies Corp. Using publicly available information, Stonehill calculated and considered each company's ratio of enterprise value to its last twelve months (LTM) revenues and to its LTM earnings before interest, taxes, depreciation and amortization (EBITDA). The analysis indicated the following multiples as of January 19, 2004:

ENTERPRISE VALUE AS A MULTIPLE OF                          HIGH             LOW           AVERAGE          MEDIAN
LTM Revenues                                               2.9x            0.2x            1.2x             1.0x
LTM EBITDA                                                17.4x            7.0x           12.3x            12.5x

      This analysis provided the following preliminary indications of the value of the equity of Kontron Mobile as of January 19, 2004 assuming, alternatively, Kontron AG's conversion of its holdings of the Company's preferred stock to common stock or redemption of the preferred stock:

                                                                ASSUMING PREFERRED STOCK
                                                                ------------------------
                                                CONVERSION                                  REDEMPTION
                                                ----------                                  ----------
                                 HIGH        LOW      AVERAGE      MEDIAN     HIGH        LOW    AVERAGE      MEDIAN
LTM Revenues                     $1.45      ($0.16)    $0.43      $0.32      $1.64      ($0.56)   $0.24       $0.10
LTM EBITDA                       $0.54       $0.06     $0.30      $0.31      $0.40      ($0.26)   $0.08       $0.09

Guideline Companies (Defense Electronics).

      Stonehill performed similar preliminary comparisons with certain arbitrarily selected companies in the defense electronics industry: DRS Technologies, Inc., General Dynamics Corp., L-3 Communications Holdings, Inc., Lockheed Martin Corp., Northrop Grumman Corp. and Raytheon Co. No determination was made as to the comparability of these or any other defense electronics companies to Kontron Mobile. Even though Stonehill recognized that several of these companies are significantly larger than Kontron Mobile, the companies were selected to provide a general indication of values of companies in the defense electronics industry. Using publicly available information, Stonehill calculated and compared each company's ratio of enterprise value to its LTM revenues and to EBITDA.

      This analysis indicated the following multiples as of January 19, 2004:

ENTERPRISE VALUE AS A MULTIPLE OF                          HIGH             LOW           AVERAGE          MEDIAN
LTM Revenues                                                1.4             0.9             1.2              1.2
LTM EBITDA                                                 13.3             9.3            11.0             10.8

      This analysis provided the following preliminary indications of the value of the equity of Kontron Mobile as of January 19, 2004 assuming, alternatively, Kontron AG's conversion of its holdings of the Company's preferred stock to common stock or redemption of the preferred stock:

                                                                ASSUMING PREFERRED STOCK
                                                                ------------------------
                                                 CONVERSION                               REDEMPTION
                                                 ----------                               ----------
                                    HIGH      LOW     AVERAGE    MEDIAN      HIGH      LOW    AVERAGE     MEDIAN
LTM Revenues                       $0.56     $0.26     $0.42      $0.42      $0.43    $0.01    $0.23       $0.23
LTM EBITDA                         $0.35     $0.17     $0.24      $0.23      $0.14   ($0.11)  ($0.01)     ($0.02)

M&A Transactions

      Using publicly available information, Stonehill considered and compared the purchase prices and multiples paid in selected merger and acquisition transactions since December 2000 identified from publicly reported transactions involving businesses that manufacture computer hardware and/or provide electronic design and engineering services for computers. Stonehill considered the following transactions: the acquisition of Miltope Group, Inc. by Vision Technologies Kinetics, Inc., announced on October 22, 2003; the acquisition of Handspring, Inc. by Palm, Inc., announced on June 4, 2003; the acquisition of Paravant, Inc. by DRS Technologies, Inc., announced on October 24, 2002; the acquisition of @pos.com, Inc., by Symbol Technologies, Inc., announced on August 13, 2002; and the acquisition of Litton Industries, Inc. by Northrop Grumman Corp., announced on December 22, 2000. No final determination was made as to the comparability of these or any other merger and acquisition transactions to Kontron AG's proposed acquisition of the minority interests of the Company. Stonehill calculated the price (including debt) as a multiple of LTM revenue and LTM EBITDA for each acquired company for the twelve months immediately preceding the announcement of each applicable transaction.

      This analysis indicated the following multiples as of January 19, 2004:

ENTERPRISE VALUE AS A MULTIPLE OF                          HIGH             LOW           AVERAGE          MEDIAN
LTM Revenues                                                2.2             0.3             1.0             0.8
LTM EBITDA                                                 10.0             5.8             7.4             6.9

      This analysis provided the following preliminary indications of the value of the equity of Kontron Mobile as of January 19, 2004 assuming alternatively, Kontron AG's conversion of its holdings of the Company's preferred stock to common stock or redemption of the preferred stock:

                                                                ASSUMING PREFERRED STOCK
                                                                ------------------------
                                                CONVERSION                                 REDEMPTION
                                                ----------                                 ----------
                                   HIGH       LOW    AVERAGE    MEDIAN      HIGH         LOW    AVERAGE     MEDIAN
LTM Revenues                      $1.01     ($0.10)   $0.34      $0.20      $1.04      ($0.47)   $0.12      ($0.07)
LTM EBITDA                        $0.19      $0.00    $0.08      $0.05     ($0.07)     ($0.34)  ($0.24)     ($0.27)

Acquisition Premiums

      Stonehill reviewed the premiums paid for the aforementioned acquisition transactions (with the exception of the Itronix / Golden Gate transaction for which the necessary information was not available since Itronix stock was not publicly traded). Stonehill calculated the premium per share paid by the acquiror, using the target's closing stock price on the day on which each transaction was announced, compared to the average share price of the target company (1) one day and (2) 30 calendar days prior to the announcement.

      This analysis produced the following premium ranges:

                                                    ONE-DAY PREMIUM                        30-DAY PREMIUM
High                                                     30.0%                                  66.7%
Low                                                       8.2%                                  -7.9%
Average                                                  18.1%                                  39.0%
Median                                                   15.3%                                  46.7%

      The Company announced the 45 cent(s)-Offer on December 3, 2003. This offer constituted a 25.0% premium over the closing price of the Common Stock on December 2, 2003 and a 40.6% premium over the 30-calendar day average closing prices.

Discounted Cash Flow Analysis

      Stonehill performed a preliminary discounted cash flow analysis on the Company's projected financial information for fiscal year 2004 based upon operating and financial assumptions, forecasts and other information provided to Stonehill by the Company's management; these forecasts were identical with the forecasts for fiscal year 2004 that are included in the Offer and that are incorporated herein by reference to the Offer. To complete the illustrative discounted cash flow analysis, Stonehill assumed annual growth in the Company's operating income for 2005 through 2008 ranging from 12% to 13%. Stonehill made related assumptions for projected depreciation and amortization, capital expenditures and working capital requirements based on revenue growth and assumptions of possible improvement in working capital requirements management. Based on these assumptions, Stonehill developed the following financial projections for fiscal 2005 through 2008:

                   NET CASH FLOW AVAILABLE TO INVESTED CAPITAL

                                     2004E           2005E              2006E              2007E          2008E
Operating income                  $ 1,00,173      $1,135,342         $1,281,315         $1,445,128     $1,628,891
Depreciation and
   amortization                      104,421         112.775            121.797            131,540        142,063
                                  ----------      ----------         ----------         ----------     ----------
Gross Cash Flow                    1,104,594       1,248,117          1,403,112          1,576,668      1,770,954
% change                                17.2            13.0%              12.4%              12.4%          12.3%

Less capital
   expenditures                      (40,213)        (44,234)           (48,658)           (53,523)       (58,876)
Less working capital
   requirements                     (209,879)        (88,780)           (55,750)           (41,456)       (82,212)
                                  ----------      ----------         ----------         ----------     ----------
NET CASH FLOW AVAILABLE TO
INVESTED CAPITAL                  $  854,502      $1,115,103         $1,298,704         $1,481,689     $1,629,866
% change                                42.1%           30.5%              16.5%              14.1%          10.0%

      In addition to the foregoing assumptions, for the purposes of performing a discounted cash flow analysis, Stonehill assumed a long-term growth rate of 3% and a weighted average cost of capital of 24%. No conclusions were reached as to the reasonableness of these or any other assumptions made in this analysis. The discounted cash flow analysis, applying the assumptions stated, resulted in preliminary indications of the value of the equity of Kontron Mobile as of January 19, 2004 of $0.06 per share assuming Kontron AG's conversion of its holdings of the Company's preferred stock to common stock and of ($.25) per share assuming redemption of the preferred stock.

REASONS FOR NO RECOMMENDATION

      The Special Committee acknowledges that the Offer is within the ranges of values provided by Stonehill in January 2004 in its preliminary indications as previously described (see above, "Analyses of the Special Committee's Financial Advisor").

      In reaching its decision relative to the Offer, the Special Committee considered the following factors in favor of the acceptance of the Offer:

      Increase of Offer. The Special Committee acknowledged that Kontron AG had increased the cash consideration offered to the minority shareholders from 45 cent(s) to 55 cent(s) per share of Common Stock.

      Market Prices of the Common Stock. The Special Committee was aware of the historical trading prices of the Company and considered the premium over the closing price of the

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

preceding trading day represented by the Offer: The closing price for the Common Stock on December 2, 2003, the day prior to the announcement of the 45 cent(s)-Offer, was $0.36 per share, i.e., the 45 cent(s)-Offer represented a premium of 25.0% over such closing price. The closing price for the Common Stock on June 14, 2004, the last day prior to the commencement of the Offer, was $0.46 per share, i.e., the 55 cent(s)-Offer thus represents a premium of 19.56% over such closing price.

      Lack of Other Proposals. The Special Committee considered the fact that no seriously interested third party came forward or was identified that was willing to enter into any transaction involving the acquisition of most or all of the Common Stock, even though the intent of Kontron AG to acquire all of the outstanding shares of Common Stock of the Company not yet owned by Kontron AG and its affiliates had been public knowledge since November 2003 and despite Stonehill's efforts to identify and contact other potential buyers.

      Interdependence with Kontron AG. The Special Committee considered the interdependence of the Company and Kontron AG (together with its operating subsidiaries, especially in Taiwan) as evidenced by the Joint Development and Sales Agreement dated April 1, 2001, the importance for the Company of sales to Kontron AG and its subsidiaries, the credit line provided to the Company by Kontron AG (all as described in the Offer to Purchase under the heading "Certain Related Party Transactions", which is incorporated herein by reference) and the production of certain of the Company's products by Kontron AG impact the Company's ability to successfully operate its business and meet its projections.

      Financial and Business Prospects of the Company. The Special Committee considered the Company's financial condition, its results of operations, competitive position, business and prospects, including the projections summarized in the Offer to Purchase under the heading "Special Factors; Kontron Mobile Financial Projections" and incorporated herein by reference, and the fact that the Company's performance in the first quarter of fiscal year 2004, included in the Company's report filed on Form 10-Q with the Securities and Exchange Commission on May 17, 2004 that is incorporated herein by reference, did not meet the revenue projections for the first quarter of fiscal year 2004. Without going back to the revenue projections for fiscal 2003 and comparing them with the actual results achieved in 2003, due to the position of the members of the Special Committee as members of the Company's board of directors, the Special Committee was aware that the Company had not met its projections in all quarters of fiscal 2003 either.

      Liquidity, Trading Volume and Lack of Analyst Coverage. The Special Committee considered the implications of Kontron AG's long-term and continuing ownership of about 65 percent of the Company (assuming the conversion of the Company's preferred stock held by Kontron AG) and the relatively low liquidity and trading volume for the Common Stock (i.e. the remaining 35% of the outstanding stock that is held by the minority shareholders). Illiquidity typically has an adverse effect on trading prices. The trading volume issue is exacerbated by the lack of coverage of the Common Stock by research analysts.

      Cost and Efforts related to Reporting Company Status. The Company must devote significant financial and personnel resources to maintain its status as a reporting company under the Securities Exchange Act from 1934, as amended. Upon completion of the Offer and consummation of the Merger, the Common Stock would be deregistered and the Company would be able to operate its business as a wholly-owned, privately held subsidiary of Kontron AG, without being subject to any reporting obligations.

      After due consideration of the aforesaid factors, the Special Committee determined to make no recommendation for the following reasons:

      Higher Offer. The Special Committee sought a higher per-share offer from Kontron AG than the initial 45 cent(s)-Offer and the current 55 cent(s)-Offer because in 2000, Kontron AG had acquired shares of Common Stock at prices varying from $0.90 up to $1.23 per share, and in July 2002, Kontron AG proposed to purchase the minority shares at $0.65 per share.

      No Participation in Future Growth or Loss. Kontron AG, through its wholly owned subsidiary KAC, will be the sole beneficiary of any future growth of the Company, and the Company's current shareholders will not be able to participate in such growth, if KAC completes the Offer and proceeds with the subsequent Merger. However, the Special Committee acknowledges that Company's current shareholders will also not participate in any future losses, which Kontron AG will have to bear alone if the Offer is completed and the Merger consummated.

      Finally, the Special Committee considered the following factor in reaching its decision:

      Availability of Dissenters' Rights. Shareholders who do not tender their shares, or who withdraw tendered shares, may exercise their statutory dissenters' rights for a judicial determination of the "fair value" of such shares if KAC completes the Offer and proceeds with the Merger. Such fair value would be based upon a court's assessment of the value of the Company's shares at the time of the Merger after consideration of the dissenters' evidence of fair value, which may result in a lower or higher per share value.

      Taxable Event. The tender of shares for cash pursuant to the Offer, as well as the conversion of any shares (with the exception of shares subject to dissenters' rights) into the right to receive cash in the Merger, will result in a taxable event for the shareholders who will realize either gain or loss, depending upon the tax basis they had in their shares.

      The description set forth above summarizes the factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the factors it considered. In addition, the members of the Committee may have given different weights to the various factors considered.

      The members of the Special Committee were unanimous in their decision not to make a recommendation to the Company's shareholders with respect to the Offer. The Committee remained concerned that (i) the Offer did not, at a minimum, reflect the amounts previously paid by Kontron AG for shares of the Company, or the purchase price offered by Kontron AG in July 2002, and (ii) the value of the Common Stock is materially influenced by the business decisions and performance of Kontron AG and its affiliates with respect to the financing of the Company and the manufacturing and delivery of many of the Company's products. The Committee acknowledged, however, that there were significant factors in favor of the Offer, such as the premium of almost 20% included in the Offer or the lack of other proposals. Weighing their concerns with regard to the Offer and the factors in favor of the Offer, the Committee was unable to conclude that the factors in favor of the Offer clearly outweighed the factors against the Offer, or vice versa. The Special Committee, therefore, decided not to make a recommendation to the Company's shareholders with respect to the Offer.

      While Stonehill gave no indication that it would not or might not be able to render an opinion that the Offer was fair from a financial point of view, the Special Committee concluded that it was able to evaluate the Offer based on the information already available to the Committee, including the preliminary indications provided to the Committee by Stonehill in January 2004 and information regarding the Company's subsequent performance below the levels indicated in the Company's projections for 2004; the Company's financial projections for fiscal year 2004 are included in the Offer and incorporated herein by reference. Since the minority shareholders would also have access to this information through Kontron AG's Offer to Purchase filed with the SEC on June 15, 2004 and the Company's Schedule 14D-9, the Special Committee concluded that the minority shareholders would have a sufficient basis for their evaluation of the Offer without an opinion concerning the fairness of the Offer from a financial point of view and, therefore, the Committee decided not to request such an opinion from Stonehill.

INTENT TO TENDER

      To the Company's knowledge after reasonable inquiry, all directors, including the members of the Special Committee, and executive officers of the Company, based on their individual investment decisions solely as shareholders of the Company, intend to validly tender their shares of Common Stock and do not intend to withdraw tendered shares.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       /s/ Thomas Sparrvik
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(Thomas Sparrvik, Chief Executive Officer (principal executive officer)

       July 21, 2004
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(Date)

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